UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Washington, D.C. 20549	Expires: May 31, 2012
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FORM 12b-25

SEC FILE NUMBER
NOTIFICATION OF LATE FILING	000-33215

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:  March 31, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Pacific Health Care Organization, Inc.
Full Name of Registrant

n/a
Former Name if Applicable

1201 Dove Street, Suite 300
Address of Principal Executive Office (Street and Number)

Newport Beach, California 92660
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The quarterly report of the registrant on Form 10-Q could not be timely filed because management requires additional time to compile and verify the data required to be included in the report.  The report will be filed within five calendar days of the date the original report was due.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Fred Odaka	949	221-1700
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that during the three months ended March 31, 2012 total revenues will have increased approximately 94% compared to the three months ended March 31, 2011.  While the Company realized revenue increases in HCO and MPN fees, the principal contributing factor to the increase in total revenues was the 186% increase in Other revenue as demand for the managed bill review, utilization review and nurse case management services offered by the Company continued to grow.

The Company believes that total expenses during the first fiscal quarter 2012 will have increased approximately 56% compared to the first fiscal quarter 2011.  This increase is primarily attributable to an anticipated 104% growth in salaries & wages resulting from hirings to meet increased demand for the services discussed in the preceding paragraph.  Because revenue growth outpaced increases in total expenses, the Company anticipates realizing income from operations of approximately $260,000 during the first fiscal quarter 2012 compared to income from operations of approximately $37,000 during the first fiscal quarter 2011.

The Company expects to realize net income for the three month period ended March 31, 2012 of approximately $150,000, compared to net income of approximately $27,000 during the three month period March 31, 2011.

Pacific Health Care Organization, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:              May 15, 2012                                                              By   /s/ Fred Odaka
Fred Odaka
Chief Financial Officer